EXHIBIT 99.1

GAMESQUARE CELEBRATES WOMEN’S HISTORY MONTH WITH THE COMPLEXITY GAMING PARADOX INVITATIONAL POWERED BY LENOVO LEGION

New VALORANT Legends Tournament Invites Top Game Changers Squads to Compete for $10,000 Prize Pool

FRISCO, Texas – March 16, 2023 – Complexity Gaming, a GameSquare company, today announced the Complexity Gaming Paradox Invitational powered by Lenovo Legion, a new $10,000 VALORANT Legends tournament. Taking place on March 25 and 26 in celebration of Women’s History Month, the invitational is the first in a series of Complexity-hosted VALORANT competitions aimed at supporting women and non-binary VALORANT competitors.

“Complexity has a longstanding record of supporting underrepresented gamers with half of their creator roster identifying as women,” said Justin Kenna, CEO, GameSquare. “By empowering diverse voices and providing opportunities for gamers of all backgrounds, we’re creating a more equitable and sustainable future for esports.”

Spanning two days of competition, the Complexity Gaming Paradox Invitational powered by Lenovo Legion features eight of the top women and non-binary VALORANT squads from the Americas as they face off in a double-elimination bracket. Participants include fan-favorites from the VALORANT Game Changers season, including Complexity’s GX3 – the organization’s female-identifying and non-binary roster – Evil Geniuses, CLG Red, KARMA, Leviathan, Akave Girls, Velaris, and Hamboigas.

“Competitions like these help provide more opportunities for marginalized genders for increased visibility and awareness,” said Alice “Alimonstr” Lew, Team Manager, Complexity GX3. "Our goal is to normalize our presence in this space to help eliminate toxicity. We belong, and we’re here to stay.”

The Complexity Gaming Paradox Invitational powered by Lenovo Legion is one of many actionable steps Complexity is taking toward breaking down barriers in gaming and empowering future generations of gamers. With a creative and competitive roster that’s 50 percent women, the organization continues to be an ambassador for diversity and inclusivity within esports.

The Paradox Invitational begins at 3 PM CT on March 25 and will be streamed on Complexity’s official Twitch channel.

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About Complexity Gaming

Complexity Gaming, a GameSquare Esports company, is one of North America’s longest-standing esports organizations. Complexity’s esports teams have won more than 140 championships in nearly 30 game titles over its 15+ year history. Staunchly committed to passion, professionalism, and a player-first mentality, Complexity has been continuously recognized as a global leader in modern esports. For more information on Complexity, visit http://Complexity.gg and follow the organization on Twitch, Twitter, Instagram, TikTok, and Facebook.

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About GameSquare Esports

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

About Lenovo

Lenovo is a US $70 billion revenue global technology powerhouse, ranked #171 in the Fortune Global 500, employing 82,000 people around the world, and serving millions of customers every day in 180 markets. Focused on a bold vision to deliver smarter technology for all, Lenovo has built on its success as the world’s largest PC company by further expanding into key growth areas including server, storage, mobile, solutions and services. This transformation together with Lenovo’s world-changing innovation is building a more inclusive, trustworthy, and sustainable digital society for everyone, everywhere. To find out more visit https://www.lenovo.com and read about the latest news via our StoryHub.

Media and Investor Relations - GameSquare

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400|

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

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